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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

HealthCentral.com
                                (Name of Issuer)

Common Stock, Par Value $0.001 per share
                         (Title of Class of Securities)

42221V 106
                                 (CUSIP Number)

Michael A. Schlesinger
Venable, Baetjer, Howard & Civiletti, LLP
1201 New York Avenue, N.W., Suite 1000
Washington, D.C. 20005
202-662-4800

--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

April 26, 2001

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42221V 106

________________________________________________________________________________

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Colby Bartlett, LLC

          I.D. No. 52-2060425...................................................

________________________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  .........................................................

                  (b)  .X.......................................................

________________________________________________________________________________

     3.   SEC Use Only..........................................................

________________________________________________________________________________

     4.   Source of Funds (See Instructions) Sale of Material Amount of Assets.

________________________________________________________________________________

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) .........................................................

________________________________________________________________________________

     6.   Citizenship or Place of Organization.....Delaware.....................

________________________________________________________________________________

                    7. Sole Voting Power..................7,697.................
Number of
Shares              ____________________________________________________________
Beneficially
Owned by            8. Shared Voting Power................-0-...................
Each
Reporting           ____________________________________________________________
Person With
                    9. Sole Dispositive Power.............7,697.................

                    ____________________________________________________________

                   10. Shared Dispositive Power ..........-0-...................

________________________________________________________________________________

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person.....7,697

________________________________________________________________________________

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) ...................................................

________________________________________________________________________________

     13.  Percent of Class Represented by Amount in Row (11) .0001%*

________________________________________________________________________________

     14.  Type of Reporting Person (See Instructions)..................OO.......



*Based on a total of 50,661,038 shares outstanding.

CUSIP No. 42221V 106

________________________________________________________________________________

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Robert M. Haft

________________________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  .........................................................

                  (b)  .X.......................................................

________________________________________________________________________________

     3.   SEC Use Only..........................................................

________________________________________________________________________________

     4.   Source of Funds (See Instructions)  N/A

________________________________________________________________________________

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) .........................................................

________________________________________________________________________________

     6.   Citizenship or Place of Organization     United States

________________________________________________________________________________

                    7. Sole Voting Power..................658,913...............
Number of
Shares              ____________________________________________________________
Beneficially
Owned by            8. Shared Voting Power................-0-...................
Each
Reporting           ____________________________________________________________
Person With
                    9. Sole Dispositive Power.............658,913...............

                    ____________________________________________________________

                   10. Shared Dispositive Power ..........-0-...................

________________________________________________________________________________

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person.......-0-

________________________________________________________________________________

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) ...................................................

________________________________________________________________________________

     13.  Percent of Class Represented by Amount in Row (11) .013%*

________________________________________________________________________________

     14.  Type of Reporting Person (See Instructions)..................IN.......



*Based on a total of 50,661,038 shares outstanding.

CUSIP No. 42221V 106

________________________________________________________________________________

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Jefferson Chase, LLC

          I.D. No. 52-2060449...................................................

________________________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  .........................................................

                  (b)  .X.......................................................

________________________________________________________________________________

     3.   SEC Use Only..........................................................

________________________________________________________________________________

     4.   Source of Funds (See Instructions) Sale of Material Amount of Assets.

________________________________________________________________________________

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) .........................................................

________________________________________________________________________________

     6.   Citizenship or Place of Organization.....Delaware.....................

________________________________________________________________________________

                    7. Sole Voting Power..................651,216...............
Number of
Shares              ____________________________________________________________
Beneficially
Owned by            8. Shared Voting Power................-0-...................
Each
Reporting           ____________________________________________________________
Person With
                    9. Sole Dispositive Power.............651,216...............

                    ____________________________________________________________

                   10. Shared Dispositive Power ..........-0-...................

________________________________________________________________________________

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person...651,216

________________________________________________________________________________

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) ...................................................

________________________________________________________________________________

     13.  Percent of Class Represented by Amount in Row (11) .013%*

________________________________________________________________________________

     14.  Type of Reporting Person (See Instructions)..................OO.......



*Based on a total of 50,661,038 shares outstanding.

CUSIP No. 42221V 10 6

     This Amendment No. 2 amends and supplements the statement on Schedule 13D Amendment No. 1 previously filed by Robert M. Haft, Colby Bartlett, LLC, and Jefferson Chase, LLC. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

     No Change

Item 2. Identity and Background.

     Item 2 is restated in its entirety to read as follows:

     (i) The names of the persons filing this Amendment No. 2 to Schedule 13D are Robert M. Haft, Colby Bartlett, LLC ("CB, LLC") and Jefferson Chase, LLC ("Jefferson Chase" and, collectively with Robert M. Haft and CB, LLC, the "Stockholder Reporting Persons").

     (ii) Robert M. Haft's business address is care of Venable, 1201 New York Avenue, N.W., Washington, D.C. 20005. Mr. Haft's principal occupation is as a private investor and businessman. Mr. Haft is a U.S. citizen.

     (iii) CB, LLC is a Delaware limited liability company. The address of its principal executive offices is care of Robert M. Haft, Manager, care of Venable, 1201 New York Avenue, NW, Washington, D.C. 20005. CB, LLC is engaged in the business of holding various investments. Robert M. Haft is the Manager of CB, LLC.

     (iv) Jefferson Chase is a Delaware limited liability company. The address of its principal executive offices is care of Robert M. Haft, Manager, care of Venable, 1201 New York Avenue, NW, Washington, D.C. 20005. Jefferson Chase is engaged in the business of holding various investments and other assets. Robert
M. Haft is the Manager of Jefferson Chase.

     (viii) None of the Stockholder Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

     (ix) None of the Stockholder Reporting Persons has been a party to a civil proceeding of the type described in Item 2(e) of Schedule 13D within the last five years.

Item 3. Source and Amount of Funds or Other Consideration

     No change.

Item 4. Purpose of Transaction.

Item 4 is amended by replacing the last paragraph of the text thereof with the following:

     The Stockholder Reporting Persons intend to continue to review and evaluate their investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions and other considerations. Based upon such review the Stockholder Reporting Persons will take such action as they deem appropriate in light of the circumstances existing from time to time. In this connection, the Stockholder Reporting Persons currently intend to liquidate their investment in the Issuer, through the sale in the open market, in privately negotiated transactions to one or more purchasers, or otherwise, or other disposition of their Common Stock, at such times, in such amounts and subject to such factors as they deem relevant. However, the Stockholder Reporting Persons reserve the right, subject to such factors as they deem relevant, to purchase or otherwise acquire additional shares of Common Stock from time to time in the open market or in privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

     Item 5 is restated in its entirety to read as follows:

     (a)-(b) Robert M. Haft may be deemed to be the beneficial owner of a total of 658,913 shares of Common Stock, representing approximately .013% of the Outstanding Common Stock (consisting of 0 shares held directly by Mr. Haft, 651,216 shares (.013%) owned by Jefferson Chase, of which Mr. Haft is the Manager, and 7,697 shares (.0001%) owned by CB, LLC of which Mr. Haft is the Manager). Mr. Haft disclaims beneficial ownership of any Common Stock owned by any other person.

     CB, LLC may be deemed to be the beneficial owner of 7,697 shares of Common Stock, representing approximately .0001% of the Outstanding Common Stock, and all of the shares of Common Stock owned by it. CB, LLC has sole voting power and sole power to control the disposition of all of these 7,697 shares. CB, LLC disclaims beneficial ownership of any Common Stock owned by any other person. CB, LLC sold 69,273 shares on 4/18/01 and 4/26/01 at a price of $.2000 per share.

     Jefferson Chase may be deemed to be the beneficial owner of 651,216 shares of Common Stock, representing approximately .013% of the Outstanding Common Stock, and all of the shares of Common Stock owned by it. Jefferson Chase transferred 400,000 shares, without consideration, as a charitable contribution. Jefferson Chase sold 3,110,941 shares between 3/22/01 and 4/25/01 at prices ranging between $.0600 and $.1875 per share. Jefferson Chase disclaims beneficial ownership of any Common Stock owned by any other person.

     (c) On January 9, 2001, Robert Haft and Mary Haft transferred, without consideration, 5,142,310 shares of Common Stock and 118,631 shares of Common Stock, respectively, to Jefferson Chase, of which Robert Haft and Mary Haft are the sole owners. On February 5, 2001 and February 7, 2001, Jefferson Chase transferred a total of 400,000 shares of Common Stock, without consideration, as a charitable donation.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect Securities of the Issuer.

     Item 6 is amended to include the following:

     651,216 escrow shares were distributed to Jefferson Chase, LLC and 7,697 escrow shares were distributed to Colby Bartlett, LLC per the escrow arrangement detailed in Amendment No. 1. All escrow shares have been distributed to their owners and Robert Haft has no control over them, other than as otherwise stated in this document.

     Except as set forth above or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     Not Applicable.

CUSIP No. 42221V 10 6

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: May 4, 2001



                                            ----------------------------------
                                            Robert M. Haft


                                            COLBY BARTLETT, LLC


                                            By:
                                               --------------------------------
                                                  Robert M. Haft, Manager



                                            JEFFERSON CHASE, LLC


                                            By:
                                               --------------------------------
                                                 Robert M. Haft, Manager